1 Terminal Drive  •   Plainview, NY 11803  •   Phone: (516) 677-0200  •   Fax: (516) 714-1200  •   www.veeco.com

November 16, 2012

BY EDGAR

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, DC 20549

Re:	Veeco Instruments Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 22, 2012
Form 10-Q for the Quarter Ended June 30, 2012
Filed July 27, 2012
File No. 000-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed February 22, 2012, and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2012, filed July 27, 2012, (File No. 000-16244), as set forth in your letter to John R. Peeler dated October 31, 2012.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 38

1.              Based on disclosures herein and at page F-5 we see that your inventory levels have increased by approximately 5% from December 31, 2010 to December 31, 2011. We further noted disclosures on page 5 and throughout the filing that your industry is experiencing an overcapacity of MOCVD products and also see from disclosures on page 10 that your back-log has decreased by approximately 38% from December 31, 2010 to December 31, 2011. Finally, we noted based on disclosures at page 20 of your June 30, 2012 Form 10-Q that your bookings decreased 67.0% for the six months ended June 30, 2012 as compared to the six months ended June 30, 2011.

Considering these factors, please explain to us in more detail how you evaluated inventory for recoverability as of December 31, 2011, March 31, 2012 and June 30, 2012. Explain why you believe the full amount of inventory recorded at your December 31, 2011, March 31, 2012 and June 30, 2012 balance sheet dates are recoverable.

RESPONSE:

Background

The Company’s manufacturing approach combines outsourced and internal manufacturing strategies to appropriately flex capacity through industry investment cycles.  We outsource many functions to third parties, including the manufacturing of substantially all of our new MOCVD systems, Data Storage systems and ion sources. Under this approach, the Company has designed standardized tool configurations and, as a result, the major modules or subsystems can be manufactured either by multiple outsource partners or internally.

Management also monitors order activity and shipment dates weekly to compare the level of inventory on hand and commitments to our supply chain partners with master production schedules.  This process helps ensure that all open purchase commitments, inventory, and components on hand are consumed first when new orders are received and assists management in determining the need and timing of additional inventory purchases.

The combination of our manufacturing approach and supply chain management has resulted in maximizing inventory usage and minimizing the amount of open purchase commitments.

MOCVD Inventory Recoverability

As noted in the Staff’s comment above, our industry is currently experiencing overcapacity.  Our MOCVD order volumes decreased significantly in the latter part of 2011 and remained depressed during 2012, though management considers this part of a broader cyclical trend which is common in this industry. Inventory levels increased by 5% from December, 31 2010 to $113 million at December 31, 2011 primarily due to production requirements in our Data Storage business resulting from urgent orders received in Q4’11 to replace equipment destroyed by flooding in customer facilities in Thailand and the rescheduling of system orders in our LED & Solar business to the first half of 2012.

Since the reduction in bookings and backlog during the periods noted in the Staff’s comment above was principally from MOCVD systems and MOCVD inventory at December 31, 2011 represents $82 million or 72% of the Company’s consolidated inventory balance we focused our response on the MOCVD inventory.  Please note the following with respect to the MOCVD inventory as of the following periods:

	December 31,	September 30,
	2011	2012	Change

WIP, Finished Goods & Components	$58,647	$33,598	$(25,049)

Raw Materials & Service Inventory	23,345	18,836	(4,509)

	$81,992	$52,434	$(29,558)

The work-in-process, finished goods and components inventory is principally used to support system sales.  Our systems business is primarily a build to order business with a long lead time between order and delivery which is common in our industry and also allows us to minimize the purchase of inventory in advance of firm orders from customers. Inventory purchases and production actvities in connection with our systems business are primarily driven by actual customer orders (backlog). On a quarterly basis, we assess the recoverability of this inventory based on our systems backlog.  This analysis is based on customer orders for each of our systems and the related bills of materials necessary to fulfill those orders.

MOCVD system backlog was $188 million and $122 million, respectively, at December 31, 2011 and September 30, 2012. System orders included in backlog generally include deposits from cutomers which typically range from 20% to 30% of the total order.

MOCVD systems inventory was reduced by $25 million from December 31, 2011 to September 30, 2012 due to the consumption of on hand inventory as backlog was fulfilled.  Based on our analysis of systems inventory on hand and backlog as of December 31, 2011 and September 30, 2012, respectively, we concluded our systems inventory was recoverable.

The raw materials and service inventory is used primarily to support our installed tool base and service parts sales.  When looking at the recoverability of this inventory we consider the current demand and historical past usage to support spare parts sales and service requirements for our installed tool base.  However, given the nature of our parts business, our analysis is primarily based on historical usage. Our installed tool base has increased significantly over the past two years which has driven demand for our MOCVD spare parts and service. MOCVD spare parts sales have increased by over 20% in 2012, while the inventory balance has decreased by $4.5 million since December 31, 2011.  Based on our analysis of our parts inventory as of December 31, 2011 and September 30, 2012, respectively, we concluded our systems inventory was recoverable.

Companywide Bookings and Procurement Activities

For many of our system orders, the Company collects a deposit which is typically 20% to 30% of the total order.  Inventory and production requirements are principally driven by backlog which typically has customer deposits on hand. As of December 31, 2011, March 31, 2012, and June 30, 2012, the Company had customer deposits of $57 million, $58 million, and $52 million, respectively which equated to 50%, 56%, and 57% of total consolidated inventory, respectively. In addition, it should be noted that 20%, 22% and 26% of our systems backlog is covered by customer deposits at December 31, 2011, March 31, 2012, and June 30, 2012, respectively. As a result, the risk of order cancellations is mitigated since customers have a vested interest in the orders they place on the Company. Under our contractual terms, deposits can be forfeited if a customer cancels an order.

Companywide Quarterly Review of Market Conditions and Inventory

Our finance team continuously collaborates with operations and marketing personnel to assess the valuation and recoverability of inventory.  Excess and obsolete inventory is identified and analyzed on a quarterly basis by comparing on-hand balances to historical usage as well as management’s estimated usage.  Since manufacturing for substantially all of our new MOCVD and Data Storage systems and ion sources is outsourced, this analysis primarily relates to our raw materials and service inventory.  When looking at recoverability of our work-in-process and finished goods inventory we estimate the usage required to support new system sales, which is primarily based on the amount of backlog on hand and related production requirements resulting from customer purchase orders received with a customer-confirmed shipment date within the next twelve months. Other qualitative factors are considered which include future sales projections based on market outlook.  Management utilizes its MRP system and judgment to evaluate the need to write down inventory balances to estimated market value, if less than its cost, based on our future manufacturing schedules, customer demand, technological and/or market obsolescence, possible alternative uses, and ultimate realization of excess inventory.

It should be noted that the Company’s annual inventory turnover was 5.4, 3.8 and 3.6 as of December 31, 2010, December 31, 2011 and September 30, 2012, respectively, which is favorable compared to industry peers. Despite the industry downturn, the Company has maintained gross margins above 43% during 2011 and through June 30, 2012 (also favorable compared to peers) due to strong acceptance of new product introductions which were in high demand by our customers. This is a strong indicator that our inventory balances are both current and saleable.

Based upon our flexible manufacturing model, carefully managed procurement activities, monitoring and scrutinizing of our bookings and backlog activity each quarter and the quarterly inventory review, we believe that our inventory balances of $113 million, $103 million and $91 million, at December 31, 2011, March 31, 2012, and June 30, 2012, respectively, are recoverable and appropriate to fulfill our backlog and service requirements as of each respective point in time.

Application of Critical Accounting policies, page 40

Inventory Valuation, page 42

2.              We note your disclosure herein and on page F-13 related to your valuation of inventory. Please revise future filings to discuss in more detail how you develop certain of your assumptions such as “management’s estimated usage for the next 12 months” for purposes of your inventory valuation analysis. Your revised disclosures should also indicate how you arrived at your estimates for projected usage and the historical variability of such estimates. Please provide us with a sample of your proposed disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment and will revise future filings to discuss in more detail how we develop certain of our assumptions such as “management’s estimated usage for the next 12 months” and the historical variability of such estimates for purposes of our inventory valuation analysis.  An example of our proposed disclosure is included below:

Inventories

Inventories are stated at the lower of cost (principally first-in, first-out method) or market.  On a quarterly basis, management assesses the valuation and recoverability of all inventories, including raw materials, work-in-process, finished goods, and other service inventory.  The work-in-process and finished goods inventory is principally used to support system sales. For systems related inventory, we review inventory balances for excess quantities or obsolescence by considering whether our on hand inventory would be utilized to fulfill the related backlog. The raw materials and service inventory is used primarily to support our installed tool base and service parts sales. For spare parts and service inventory, we review inventory balances for excess quantities or obsolescence by comparing on-hand balances to historical usage, as well as management’s estimated usage based on current demand to support spare parts sales and service requirements for our installed tool base.

Management’s estimated usage is based principally upon production requirements resulting from customer purchase orders received with a customer-confirmed shipment date within the next twelve months. As the Company typically receives deposits for its orders, the variability of this estimate is reduced as customers have a vested interest in the orders they place with the Company. Additionally, management also considers qualitative factors which include future sales projections based on market outlook.

Following identification of potential excess or obsolete inventory, management evaluates the need to write down inventory balances to its estimated market value, if less than its cost. Inherent in the estimates of market value are management’s estimates related to our future manufacturing schedules, customer demand, technological and/or market obsolescence, possible alternative uses, and ultimate realization of potential excess inventory.

Historically, the variability of our estimates of future product demand for one or more of our products have been impacted by backlog cancellations or modifications resulting from unanticipated changes in technology or customer demand.  Unanticipated changes in demand for our products may require a write down of inventory that could materially affect our operating results.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Financial Statements, page 5

Notes to Condensed Consolidated Financial Statements (Unaudited), page 8

Note 3 – Equity, page 10

Treasury Stock, page 11

3.              We see that during the three months ended June 30, 2012 you cancelled and retired 5,278,828 shares of treasury stock you purchased under a stock repurchase program and recorded a reduction in treasury stock of $200.2 million as well as a corresponding reduction of $200.1 million and $0.1 million in retained earnings and common stock, respectively. Please tell us the authoritative accounting literature you considered when determining how to record and present the acquisition and cancellation of treasury stock in your financial statements. Your response should specifically address how you determined the amounts recorded in common stock and retained earnings in connection with the referenced cancellation transaction, including why no amounts were recorded to additional paid-in-capital.

RESPONSE:

In connection with the acquisition and cancellation of the Company’s purchased treasury stock, we considered the guidance in ASC 505-30, Equity-Treasury Stock. Specifically related to the cancellation transaction, we did not record amounts within additional paid in capital based on ASC 505-30-30-8, which states that the excess of repurchase price over par or stated value “may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purpose.”

As result, the Company reduced the $200.2 million treasury stock balance recorded on the balance sheet to zero. In addition, the par value of our common stock is $0.01 per share. As 5,278,828 shares were cancelled, we recorded a corresponding reduction of $53 thousand, or $0.1 million rounded, in common stock. The remaining balance of $200.1 million was recorded as a reduction in retained earnings in accordance with ASC 505-30-30-8 as noted above.

The Company acknowledges that:

(1)                                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 x1301 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ David D. Glass
David D. Glass
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc:                                Gary Newberry

Gabriel Eckstein

Tim Buchmiller

Martin James